Direct Line: (212) 859-8689 Fax: (212) 859-4000 joshua.wechsler@friedfrank.com

February 3, 2020

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Draft Pre-Effective Amendment No. 1 to

Registration Statement on Form N-2 File No: 333-230801

Dear Mr. Williamson:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone call on January 31, 2020, with respect to the above-referenced draft Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 submitted via EDGAR correspondence on January 10, 2020 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with each response to the comment set out immediately below the comment.

For your convenience, the Company has attached changed pages to the Registration Statement to show the revisions being made in response to the Staff’s comments, as they would be reflected in a future Pre-Effective Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Legal Comments

1.

We note your response to prior comment 8. We believe there is a distinction between hedging existing exposures and engaging in trading for speculative purposes. If the disclosure is intended to address both, please revise accordingly.

[The Company respectfully submits that, based on its understanding from further conversations with underwriters, the language on page 224 is intended to be comprehensive and addresses the various activities that an underwriter or its affiliates may undertake for its own account or the account of its customers. However, specifically regarding the language pertaining to the purchase and sale of credit default swaps related to the Company for the account of such underwriter, this language is only meant to address the hedging of credit exposure that such underwriter or its affiliates may have to the Company. Consistent with their obligations under applicable law, and specifically the Volcker Rule, underwriters and their affiliates typically do not engage in the proprietary trading of credit default swaps. The Company therefore understands, based on discussions with counsel for the underwriters, the disclosure on page 224 as currently drafted accurately addresses the various scenarios an underwriter and its affiliates may undertake in the ordinary course of its various business activities.]

2.

We note your response to prior comment 7. In the revised disclosure on footnote 2 to the Goldman Sachs BDC, Inc. Senior Securities table, in order to more fully address the concerns behind our comment, we believe more definitive disclosure is needed. Please revise the footnote to indicate that the asset coverage per unit is calculated in a manner prescribed by statute and does not reflect the certain factors included in your revised text. In addition, please disclose the value of any assets set aside to repay the secured borrowings and consider providing a pro forma style asset coverage for the notes that excludes the assets and liabilities associated with the secured borrowing as of the most recent date presented in the table.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 in accordance with the Staff’s comment.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Lee T. Barnum at (212) 859-8883.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Caroline Kraus (Goldman Sachs Asset Management, L.P.)

Thomas J. Friedmann (Dechert LLP)